

05041973

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: January 31, 2007 |
| Estimated average burden hours per response . . . 12.00 |



# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-47558 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Duff & Phelps Securities, L.L.C.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**311 South Wacker Drive, Suite 4200**
(No. and Street)

| Chicago | Illinois | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |



NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Marek (312)-697-4663
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

| 175 West Jackson Boulevard | Chicago | IL | 60604 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

C 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Michael J. Marek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Duff & Phelps Securities, L.L.C. (the Company), as of December 31, 2004, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None



"OFFICIAL SEAL"
Wendy Konzen
Notary Public, State of Illinois
My Commission Expires Aug. 16, 2005


Signature

Chief Financial Officer

Title

Wendy Konzen

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
## DUFF & PHELPS SECURITIES, LLC
## DECEMBER 31, 2004
## FILED PURSUANT TO RULE 17a-5(d)(1)

Grant Thornton

Accountants and Business Advisors

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Member
Duff & Phelps Securities, LLC

We have audited the accompanying statement of financial condition of Duff & Phelps Securities, LLC (a wholly-owned subsidiary of Duff & Phelps, LLC) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Duff & Phelps Securities, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
January 28, 2005

5 W. Jackson Blvd.
:h Floor
icago, IL 60604
312.856.0200
312.565.4719
www.grantthornton.com

:nt Thornton LLP
Member of Grant Thornton International

**Duff & Phelps Securities, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2004**

## ASSETS

| | |
|---|---|
| **CASH** | $2,929,966 |
| **TOTAL ASSETS** | $2,929,966 |

## LIABILITIES AND MEMBER'S CAPITAL

| | |
|---|---|
| **LIABILITIES** | |
| Payables to the parent | $ 627,066 |
| **MEMBER'S CAPITAL** | 2,302,900 |
| **TOTAL LIABILITIES AND MEMBER'S CAPITAL** | $2,929,966 |

The accompanying notes are an integral part of this statement.

**Duff & Phelps Securities, LLC**
**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**December 31, 2004**

## NOTE A - NATURE OF BUSINESS AND OWNERSHIP

Duff & Phelps Securities, LLC (the "Company") is a Delaware company formed on June 24, 1997. The Company is registered as a broker with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. Its customers are located throughout the United States. The Company is a wholly-owned subsidiary of Duff & Phelps, LLC (the "parent company" or "member").

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule.

The Company performs private placements of debt and equity securities and merger and acquisition advisory services.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Basis of Financial Statement Presentation*

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices in the broker-dealer industry.

### *Revenue and Expense Recognition*

The Company uses the accrual basis of accounting wherein revenues are recognized when earned, which is generally on a success-fee basis on private placement and merger and acquisition advisory transactions. The related expenses are recognized when an obligation is incurred.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

### *Personal Assets and Liabilities*

The financial statements of the Company do not include the assets and liabilities of the member, including its obligation for income taxes on its distributive shares of the net income of the Company or its rights to tax refunds on its share of the Company's net loss, nor any provision for income tax expenses or benefits.

### *Furniture, Fixtures and Equipment*

The Company is allocated expenses that cover use of office space, furniture and equipment and, therefore, these items are carried on the books of the parent company.

### *Income Taxes*

The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to its member. Therefore, no Federal or state income tax provision is required in the Company's financial statements.

## NOTE C - ALLOCATION OF EXPENSES FROM PARENT COMPANY

The parent company is the sole member of the Company. Effective July 1, 1996, the Company entered into an agreement to pay the parent company its allocable share of expenses and costs incurred by the parent company, on a fair basis in the proportion that the revenue recorded by the Company bears to the consolidated revenue of both entities, up to the amount of revenue recorded by the Company. The agreement was amended effective December 2003 in accordance with NASD Notice to Members Number 03-63. The revised agreement provides an expense allocation methodology and an agreement from the member that the Company shall have net capital of not less than 125% of the minimum net capital required.

## NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2004, the Company had net capital of $2,302,900 and a net capital requirement of $41,804. At December 31, 2004, the Company had aggregate indebtedness of $627,066.

## NOTE E - CONTINGENCIES

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition as of December 31, 2004.